Exhibit 10.6

PARKWAY PROPERTIES, INC.
2003 EQUITY INCENTIVE PLAN

1.   Introduction.

Parkway Properties, Inc. (the "Company") established the Parkway Properties, Inc. 2003 Equity Incentive Plan (the "Plan"), effective January 1, 2003.

By the adoption of this document, the Company restates the Plan and amends it to conform to the requirements of section 409A of the Internal Revenue Code for a nonqualified deferred compensation plan.

2.   Purposes.

The purposes of this Plan are to provide strong incentive for management Employees to exert their best efforts on behalf of the Company, and to further identify and align the interests of Employees of certain Subsidiaries with those of the Company's shareholders. Towards these objectives, the Plan provides for the grant of Options, Incentive Restricted Shares, and Deferred Incentive Share Units to Employees and for the grant of Options to certain Subsidiaries on the basis of Underlying Options issued by the Subsidiaries to their Employees.

3.   Definitions.

As used in this Plan:

(a)   "Board of Directors" or "Board" shall mean the Board of Directors of the Company.

(b)   "Committee" shall mean a committee of the Board of Directors of the Company, which committee shall be composed of those members of the Compensation Committee of the Board of Directors who are non-employee directors within the meaning of Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 ("non-employee directors"), provided that, should there be fewer than two members of the Compensation Committee who are non-employee directors, the Committee shall be composed of two or more members of the Board of Directors who are non-employee directors, including anyone who is a member of the Compensation Committee.

(c)   "Common Shares" shall mean the shares of common stock, $0.001 par value, of the Company.

(d)   "Deferred Incentive Share Unit" or " Unit" shall mean a bookkeeping entry used by the Company to record and account for the grant of an award that is the economic equivalent of a Common Share, until the award is paid or forfeited.

(e)   "Employee" shall mean an employee of the Company or a Subsidiary.

(f)   "Fair Market Value" of a Common Share shall mean, on any date, (i) if the Common Shares are traded in the over-the-counter market, the mean between the closing bid and asked prices of the Common Shares or the price of Common Shares quoted on that date, or, if no prices are so quoted on that date, on the next preceding date on which such prices are so quoted, or, (ii) if the Common Shares are traded on a national securities exchange, the closing price of the Common Shares as reported on such exchange or under any composite transaction report of such exchange on that date, or, if no prices are so reported on that date, on the next preceding date on which such prices are so reported.

(g)   "Incentive Restricted Share" shall mean a Common Share granted to an Employee pursuant to an Incentive Restricted Share agreement and subject to the terms and conditions determined by the Committee.

(h)   "Internal Revenue Code" or "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(i)   "Option" shall mean an option granted pursuant to the Plan to purchase a Common Share and may refer to an incentive stock option as defined in section 422 of the Internal Revenue Code, or a non-qualified stock option (that is, an option that is not an incentive stock option), or an option granted to a Subsidiary pursuant to Section 9.

(j)   "Permanent Disability" shall mean a medically determinable physical or mental impairment that may be expected to result in death or to last at least a year and that renders an Employee incapable of performing that Employee's duties with the Company. A determination of disability shall be made by the Committee in a uniform, nondiscriminatory manner on the basis of medical evidence. Notwithstanding the foregoing, in the case of a determination made with respect to a Deferred Incentive Share Unit, a Participant shall be considered to have a "Permanent Disability" only if the Participant is "disabled" within the meaning of section 409A of the Internal Revenue Code or the regulations issued under that section.

(k)   "Restricted Period" shall mean the period described in Section 12(a)(i) or Section 14(a)(i).

(l)   "Retirement" shall mean the termination of employment with the Company and its Subsidiaries after the attainment of age 65 or after the attainment of age 55 and the completion of 6 years of service with the Company or its Subsidiaries.

(m)   "Subsidiary" shall mean any present or future subsidiary corporation of the Company as defined in section 424(f) of the Internal Revenue Code. "Subsidiary" shall also mean Parkway Properties LP and Parkway Realty Services, LLC.

(n)   "Underlying Option" shall mean an option to purchase Common Shares granted by a Subsidiary, which option is the basis for the Subsidiary's application to the Company for the grant of an Option pursuant to Section 9(c) of this Plan.

4. Administration.

The Committee shall administer the Plan. The Committee shall have all the powers vested in it by the terms of the Plan. The Committee shall have full authority to interpret the Plan and the Option, Incentive Restricted Share, and Deferred Incentive Share Unit agreements under the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, and to make any determinations it believes necessary or advisable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option, Incentive Restricted Share or Deferred Incentive Share Unit agreement in the manner and to the extent the Committee deems desirable. Any decision of the Committee in the administration of the Plan shall be in its sole discretion and conclusive. The Committee may act only by a majority of its members in office, except that the members of the Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.

5. Common Shares Available.

On January 1, 2003, there are 200,000 Common Shares available for grant under the Plan. On July 1 of each year, beginning with July 1, 2004, the number of Common Shares available for grant shall be automatically increased by 0.25 percent of the number of Common Shares outstanding on that date, provided, however, that the total number of Common Shares remaining available for grant under the Plan or otherwise available for grant or covered by outstanding grants as described in clauses (i) through (iv) below shall not exceed 11.5 percent of the sum of the number of Common Shares outstanding (excluding Common Shares issued under Incentive Restricted Share grants with respect to which the Restricted Period has not expired), plus the number of Common Shares issuable on the conversion of outstanding convertible debt or equity securities or the exercise of outstanding warrants or other rights to purchase Common Shares. The available Common Shares and outstanding grants taken into account for the purposes of the 11.5 percent limit described in the preceding sentence are: (i) Common Shares remaining available for grant under this Plan or the Company's 2001 Directors Stock Option Plan, (ii) outstanding options to purchase Common Shares granted to Employees or directors under this or any other plan of the Company or its Subsidiaries; (iii) Incentive Restricted Shares with respect to which the Restricted Period has not expired; and (iv) Deferred Incentive Share Units with respect to which the Restricted Period has not yet expired.

The aggregate Common Shares made subject to Options that are incentive stock options under the Plan shall not exceed 100,000 of the number of Common Shares determined under the preceding sentence. The aggregate number of Common Shares that may be purchased pursuant to Option shall not exceed the available number of Common Shares. Upon the expiration, termination, or forfeiture in whole or part of any unexercised Option, any Incentive Restricted Shares, or any Deferred Incentive Share Units, the Common Shares subject to such Option or forfeited grant shall again be available for grant under the Plan. Further, any Common Shares tendered (by surrender or attestation) in payment of the purchase price under an Option or of the Company's tax withholding obligation, and any Common Shares retained by the Company to satisfy its tax withholding obligation, shall again be available for grant under the Plan. No Employee shall be granted Options under the Plan that, combined with all other Options and Underlying Options granted to that Employee under this Plan, will entitle that

Employee to purchase more than 100,000 Common Shares minus the number of Incentive Restricted Shares and Deferred Incentive Share Units granted to such Employee under this Plan.

6. Grant of Options to Employees.

(a) The Company may from time to time grant Options to Employees to purchase Common Shares under the Plan.

(b) The Committee shall determine and designate the Employees to whom Options are to be granted and shall determine when Options are to be granted and the number of Common Shares to be subject to each Option.

7. Terms of Options Granted to Employees.

Each Option granted to an Employee pursuant to Section 6 of the Plan shall be evidenced by an agreement signed by the Employee to whom the Option is granted and by an executive officer of the Company. The Option agreement shall set forth such terms and conditions as the Committee shall determine and as are consistent with the provisions of the Plan, including the following:

(a) The Committee shall determine the purchase price of each Common Share subject to an Option, which price shall not be less than the Fair Market Value of a Common Share on the date the Option is granted.

(b) An Option may be exercised in whole or in part from time to time during such period as the Option shall specify, provided that no Option shall be exercisable within one year after, or more than ten years after, the date of the grant of the Option.

(c) The purchase price of the Common Shares with respect to which an Option is exercised shall be payable in full on the date the Option is exercised, in cash or, to the extent authorized by the Committee at the time the Option is granted, in Common Shares (by surrender or attestation to ownership) or in a combination of cash and Common Shares. The value of a Common Share used in payment of the purchase price shall be its Fair Market Value on the date the Option is exercised. The Committee may allow for payment through cashless exercise, subject to applicable law and regulation and any conditions the Committee may impose, and may establish other methods for payment of the purchase price, subject to applicable law and regulation.

(d) An Option shall not be assignable or transferable by the Employee to whom granted except by will or the laws of descent and distribution and shall be exercisable, during the Employee's lifetime, only by the Employee.

(e) Unless the Committee shall specify otherwise, the right of an Option holder to exercise an Option to purchase the number of Common Shares to which the Option initially related shall accrue on a cumulative basis as follows:

(i) Two years after the Option is granted: ⅓

(ii)   Three years after the Option is granted: ⅓

(iii)   Four years after the option is granted: ⅓

(f)   Each agreement relating to an Option granted to an Employee shall state whether any part of the Option is intended to be an incentive stock option.

(g)   Upon the termination of an Option holder's employment with the Company and its Subsidiaries, whether by death or otherwise, no Common Shares may thereafter be purchased pursuant to the Option and the Option shall expire, except as follows:

(i)   If the Option holder's employment is terminated by reason of Permanent Disability or death, the Option holder's right to exercise the Option in full shall automatically be accelerated as of the date preceding the Option holder's Permanent Disability or death. The Option holder or, in the case of the Option holder's death while in the employ of the Company or a Subsidiary, the Option holder's estate or the person to whom the Option holder's rights under the Option are transferred by will or the law of descent and distribution may, within twelve months of the date of the Option holder's Permanent Disability or death, purchase all the of Common Shares remaining subject to the Option.

(ii)   If an Option holder's employment is terminated by reason of Retirement, the Option holder may, within twelve months of the date of his or her Retirement, purchase any Common Shares the Option holder was entitled to purchase under the Option on the date of his or her Retirement. The Committee may, in its discretion, determine to accelerate, in whole or in part, the right of an Option holder to exercise the Option upon Retirement, in which case the number of Common Shares with respect to which the Option holder may exercise the Option shall be adjusted accordingly.

(iii)   If an Option holder's employment is terminated for any reason other than Retirement, Permanent Disability, or death, the Option holder may, within three months of the termination of his or her employment, purchase any Common Shares the Option holder was entitled to purchase under the Option on the date of the termination of his or her employment.

(iv)   If the Option holder dies within the twelve month period following his or her Retirement or Permanent Disability or within the three month period following the termination of his or her employment for any other reason, the Option holder's estate or the person to whom the Option holder's rights are transferred by will or under the law of descent and distribution may, within one year of the Option holder's death, purchase any Common Shares the Option holder was entitled to purchase under the Option on the date of his or her death.

Nothing in this Section 7(g) shall authorize the exercise of an Option after the expiration of the exercise period provided in the Option, nor later than ten years after the date of the grant of the Option.

8.	Additional Terms of Incentive Stock Options.

Each incentive stock option granted under the Plan shall be subject to the following terms and conditions in addition to the terms and conditions described in Section 7 above:

(a)	The purchase price of each Common Share subject to an incentive stock option granted to an Employee who, at the time the Option is granted, owns (directly and within the meaning of section 424(d) of the Code) Common Shares possessing more than 10 percent of the combined voting power of all classes of Common Shares of the Company shall not be less than 110 percent of the Fair Market Value of a Common Share on the date the Option is granted, and the Option shall not be exercisable more than five years after the date of grant.

(b)	To the extent the aggregate Fair Market Value (determined as of the date an Option is granted) of the Common Shares for which any Employee is granted Options designated incentive stock options first exercisable in any calendar year (under this Plan and under all plans of the Company and its Subsidiaries) exceeds $100,000, the Option shall be treated as an Option that is not an incentive stock option.

(c)	If an Option holder disposes of Common Shares acquired pursuant to the exercise of an incentive stock option in a disqualifying disposition within the time periods identified in section 422(a)(1) of the Code, the Option holder shall notify the Company of such disposition and provide the Company with information as to the date of disposition, sales price, number of Common Shares involved, and any other information about the disposition that the Company may reasonably request.

9.	Grant of Options to Certain Subsidiaries.

(a)	The Company may from time to time under circumstances described in Section 9(c) grant Options to the Subsidiaries identified in Section 9(b) to purchase Common Shares under the Plan.

(b)	The Subsidiaries to which the Company may grant Options pursuant this Plan are Parkway Properties LP (the "Operating Partnership") and Parkway Realty Services, LLC ("Realty Services").

(c)	The Operating Partnership adopted a plan under which it and Realty Services or either of them may grant to their employees options to purchase Common Shares ("Underlying Options"). Upon the grant of such an option, the Operating Partnership or Realty Services may apply to the Company for a grant to the Operating Partnership or Realty Services of an Option to purchase a number of Common Shares that is the same as the number of Common Shares for which the Underlying Option was granted. The Committee shall determine whether the Company shall grant such an Option to the Operating Partnership or Realty Services.

10.	Terms of Options Granted to a Subsidiary.

Each Option granted to a Subsidiary pursuant to Section 9 of the Plan shall be evidenced by a notice to the Subsidiary executed on behalf of the Company, in such form as the Committee shall determine and upon terms and conditions that reflect those of the Underlying Option, provided the terms and conditions are consistent with the provisions of the Plan, including the following:

(a)   The purchase price of each Common Share subject to an Option shall not be less than the Fair Market Value of a Common Share on the date the Option is granted.

(b)   An Option may be exercised in whole or in part from time to time during such period as the Option shall specify, provided that no Option shall be exercisable within one year after, or more than ten years after, the date of the grant of the Option, and further provided that no Option shall be exercisable except to the extent of the number of Common Shares for which the Underlying Option is exercised.

(c)   The purchase price of the Common Shares with respect to which an Option is exercised shall be payable in full on the date the Option is exercised, in cash or, to the extent authorized by the Committee, in Common Shares or in a combination of cash and Common Shares. The value of a Common Share delivered in payment of the purchase price shall be its Fair Market Value on the date the Option is exercised.

(d)   An Option shall not be assignable or transferable by the Subsidiary to which it is granted.

11.   Grant of Incentive Restricted Common Shares.

(a)   The Company may from time to time grant Incentive Restricted Shares to Employees under the Plan.

(b)   The Committee shall determine and designate the Employees to whom Incentive Restricted Shares are to be granted and shall determine when Incentive Restricted Shares are to be granted and the number of Incentive Restricted Shares to be granted.

12.   Terms of Incentive Restricted Shares.

(a)   The grant of Incentive Restricted Shares to an Employee pursuant to Section 11 shall be evidenced by an agreement signed by the Employee to whom the Incentive Restricted Shares are granted and by an executive officer of the Company. The Incentive Restricted Share agreement shall set forth such terms, conditions, restrictions, and limits on the Incentive Restricted Shares as the Committee shall determine and as are consistent with the provisions of the Plan, including the following:

(i)   During a period of time established by the Committee, the Employee's interest in the Incentive Restricted Shares shall be forfeitable, and the Incentive Restricted Shares shall not be assignable or otherwise transferable. The Committee may stipulate that these restrictions on the Incentive Restricted Shares shall lapse only upon the satisfaction of one or more, or alternative, prescribed conditions. The conditions may relate to the Company's performance, the continuation of the Employee's employment with the Company or a Subsidiary, or other matters. The Committee may establish a period of time by which or upon the expiration of which each condition shall have been satisfied, and shall specify the extent to which the restrictions shall then lapse. The period during which Incentive Restricted Shares remain subject to such restrictions and conditions shall be referred to as the "Restricted Period."

(ii)   The Company may register a certificate in the Employee's name for the number of Common Shares subject to the grant of Incentive Restricted Shares, but the Company shall retain custody of any certificate during the Restricted Period.

(iii)   Unless otherwise provided by the Committee in the Incentive Restricted Share agreement, the Employee to whom Incentive Restricted Shares have been granted shall be entitled, during the Restricted Period, to vote those Common Shares and to receive the dividends payable with respect to those Common Shares.

(iv)   Upon the expiration or termination of the Restricted Period with respect to specified Incentive Restricted Shares, either because of the satisfaction of conditions prescribed by the Committee, or at the time and to the extent provided by the Committee in accordance with Section 12(a)(v) (regarding death or Permanent Disability), the restrictions applicable to those Incentive Restricted Shares shall lapse and a certificate for those Common Shares shall be delivered to the Employee or to the Employee's estate or the person to whom the Employee's rights are transferred by will or under the laws of descent and distribution, as the case may be, free of all restrictions, provided, however, that no Common Share shall be delivered before the Employee, the Employee's estate, or such other person has provided, in the manner described in Section 24, for satisfaction of any federal, state, and local income and employment tax withholding obligation incurred by the Company in connection with the delivery of the Common Shares, termination of the Restricted Period, or lapse of the conditions and restrictions on the Common Shares.

(v)   The Committee may provide that upon the termination of the Employee's employment during the Restricted Period by reason of death or Permanent Disability, the conditions and restrictions on all or a portion of the Incentive Restricted Shares shall lapse and the Restricted Period with respect to those Common Shares shall expire.

(vi)   Except as provided by the Committee in accordance with Section 12(a)(v), the Employee shall forfeit all Incentive Restricted Shares upon (A) the termination of the Employee's employment with the Company and its Subsidiaries during the Restricted Period or (B) the expiration of the Restricted Period without the satisfaction of any conditions prescribed by the Committee.

Upon such a forfeiture, all of the Employee's interest in the Incentive Restricted Shares shall automatically revert to the Company.

(vii)   The Committee may provide in the Incentive Restricted Share agreement that the Employee shall receive, rather than the dividends payable with respect to Incentive Restricted Shares, a credit equivalent to the amount of such dividends, which shall be payable to the Employee only if and at the time the Incentive Restricted Shares to which the dividend equivalents are attributable are delivered to the Employee; if the Employee forfeits

Incentive Restricted Shares, the Employee shall simultaneously forfeit the dividend equivalents attributable to such Incentive Restricted Shares.

(b)   Limitations on Incentive Restricted Shares. The Company shall grant no more than 75,000 Incentive Restricted Shares to any one individual under this Plan.

(c)   Surrender of Incentive Restricted Shares or Election of Deferred Incentive Share Units. At the discretion of the Committee, an Employee may surrender Incentive Restricted Shares or elect that the Company grant Deferred Incentive Share Units in place of Incentive Restricted Shares that would otherwise be granted under Section 11. If an Employee, with the consent of the Committee, surrenders Incentive Restricted Shares or elects to be granted Deferred Incentive Share Units:

(i)   The Employee's election to surrender Incentive Restricted Shares, or to be granted Deferred Incentive Share Units in place of Incentive Restricted Shares, shall be in writing and irrevocable. The Committee shall establish procedures for the form and timing of an Employee's election and all elections shall conform to the Committee's procedures. The Committee's procedures shall conform to the requirements of section 409A of the Internal Revenue Code for the deferral (until payment) of the inclusion of compensation in gross income. The Employee shall have no further interest in the surrendered or forgone Incentive Restricted Shares.

(ii)   The Company shall cancel any certificate registered in the Employee's name for the number of Incentive Restricted Shares surrendered. The Company shall grant a Deferred Incentive Share Unit to the Employee for each Incentive Restricted Share surrendered or forgone, and credit such Deferred Incentive Share Units to a bookkeeping account maintained for the Employee under the Plan.

(iii)   A Deferred Incentive Share Unit shall be subject to the same Restricted Period as the Incentive Restricted Share in exchange for which or in place of which the Deferred Incentive Share Unit was granted. The Employee shall forfeit his or her interest in a Deferred Incentive Share Unit if and at the time the Employee would have forfeited the Incentive Restricted Share in exchange for which or in place of which it was granted.

(iv)   The Deferred Incentive Share Units credited to an Employee's account under this Section 12(c), and the account itself, shall be subject to the provisions of Section 14 of this Plan, provided that upon an Employee's surrender of Incentive Restricted Shares pursuant to this Section 12(c), the Company shall, at the time of the cancellation of the surrendered Common Shares in accordance with Section 12(c)(ii), issue an equal number of Common Shares to the trustee of the trust established pursuant to Section 14(c)(iii).

13.   Grant of Deferred Incentive Share Units.

(a)   The Company may from time to time grant Deferred Incentive Share Units to Employees under the Plan.

(b)   The Committee shall determine and designate the Employees to whom Deferred Incentive Share Units are to be granted and shall determine when Deferred Incentive Share Units are to be granted and the number of Units to be granted.

14.   Terms of Deferred Incentive Share Units.

(a)   Grant Agreement. The grant of Deferred Incentive Share Units to an Employee pursuant to Section 13 shall be evidenced by an agreement signed by the Employee to whom the Units are granted and by an executive officer of the Company. The Deferred Incentive Share Units agreement shall set forth such terms, conditions, restrictions, and limits on the Units as the Committee shall determine and as are consistent with the provisions of the Plan, including the following:

(i)   During a period of time established by the Committee, the Employee's interest in the Deferred Incentive Share Units shall be forfeitable, and the Deferred Incentive Share Units shall not be assignable or otherwise transferable. The Committee may stipulate that these restrictions on the Deferred Incentive Share Units shall lapse only upon the satisfaction of one or more, or alternative, prescribed conditions. The conditions may relate to the Company's performance, the continuation of the Employee's employment with the Company or a Subsidiary, or other matters. The Committee may establish a period of time by which or upon the expiration of which each condition shall have been satisfied, and shall specify the extent to which the restrictions shall then lapse. The period during which Deferred Incentive Share Units remain subject to such restrictions and conditions shall be referred to as the "Restricted Period."

(ii)   A Deferred Incentive Share Unit shall carry with it no voting or dividend or other rights associated with Common Share ownership.

(iii)   Upon the expiration or termination of the Restricted Period with respect to specified Deferred Incentive Share Units, either because of the satisfaction of conditions prescribed by the Committee, or at the time and to the extent provided by the Committee in accordance with Section 14(a)(iv) (regarding death or Permanent Disability), the restrictions applicable to those Units shall lapse.

(iv)   The Committee may provide that upon the termination of the Employee's employment during the Restricted Period by reason of death or Permanent Disability, the conditions and restrictions on all or a portion of the Deferred Incentive Share Units shall lapse and the Restricted Period with respect to those Units shall expire.

(v)   Except as provided by the Committee in accordance with Section 14(a)(iv), the Employee shall forfeit all Deferred Incentive Share Units upon (A) the termination of the Employee's employment with the Company and its Subsidiaries during the Restricted Period or (B) the expiration of the Restricted Period without the satisfaction of any conditions prescribed by the Committee.

Upon such a forfeiture, all of the Employee's interest in the Deferred Incentive Share Units shall automatically revert to the Company.

(vi)   Notwithstanding Section 14(a)(ii), the Committee may but need not provide that an Employee's account shall be credited with an amount equivalent to the amount of dividends that would be payable with respect to a number of Common Shares equal to the number of Deferred Incentive Share Units credited to the account.

(vii)   The Committee may provide for the crediting of interest on any dividend equivalents credited to an Employee's account or may provide that the dividend equivalent credit be adjusted for hypothetical investment experience in such manner as the Committee may determine.

(viii)   If the Employee forfeits his or her interest in a Deferred Incentive Share Unit, the Employee shall simultaneously forfeit any dividend equivalents (as adjusted under Section 14(a)(vii) above) attributable to those Deferred Incentive Share Units.

(b)   Payment of Deferred Incentive Share Units. Payment of the Deferred Incentive Share Units and other amounts credited to an Employee's account shall be made at such time or times after the expiration of the Restricted Period as the Committee may establish. The Committee may but need not provide that an Employee may elect to defer payment until such time or times as the Committee may allow. The Committee may provide for payments in lump sums or installments or both. The Committee shall establish procedures for its establishment of the time of payment and for the form and timing of an Employee's deferral and payment elections. All elections shall conform to the Committee's procedures. The Committee's procedures shall conform to the requirements of section 409A of the Internal Revenue Code for the deferral (until payment) of the inclusion of compensation in gross income.

The Committee may, in its discretion, change the procedures for elections, change the time to which payment may be deferred, and change the availability of lump sum or installment payments. The Committee may provide that such changes will apply to Deferred Incentive Share Units and other amounts already credited to an Employee's account, with respect to which an Employee may have already made deferral and payment elections, but only to the extent such changes would not cause the Plan to fail to conform to the requirements of section 409A of the Code for the deferral (until payment) of the inclusion of compensation in gross income.

Payment of Deferred Incentive Share Units shall be made in the form of Common Shares, one Common Share for each Unit. Payment of any dividend equivalents (as adjusted) shall be made in cash.

(c)   Unsecured Rights; Grantor Trust.

(i)   The Company shall not establish any special fund with respect to an Employee's account. Any credit entries made to an Employee's account shall constitute a mere promise by the Company to make payments to the Employee, subject to and in accordance with the Plan, from the general assets of the Company, when the payments become due.

(ii)   To the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

(iii)   The Company shall establish, in connection with this Plan, a trust of which the Company is treated as the owner under Subpart E of Subchapter J, Chapter 1 of the Internal Revenue Code of 1986, as amended. The trust shall be dedicated to the payment of benefits owed by the Company under this Plan and, in the Company's discretion, other plans of deferred compensation, provided, however, that the assets held in trust shall be subject to the claims of creditors in the case of the insolvency of the Company. Except as provided in Section 12(c)(iv), the Company shall not be obliged to fund the trust with respect to this Plan.

15.   <u>No Alienation</u>. Except to the extent required by law, the right of an Employee or beneficiary to payment under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Employee or beneficiary.

16.   <u>Recapitalization or Reorganization</u>.

The existence of the Plan and the grant of Options and Incentive Restricted Shares and Deferred Incentive Share Units under the Plan shall not affect the right or power of the Board or the shareholders of the Company to make or authorize the adjustment, recapitalization, reorganization, or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting Common Shares or the rights of Common Shares, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

Any Common Shares with respect to which Options and Incentive Restricted Shares and Deferred Incentive Share Units may be granted are Common Shares as presently constituted, but if, and whenever, before the expiration of an Option or before the expiration of the Restricted Period with respect to Incentive Restricted Shares or payment of Deferred Incentive Share Units, the Company shall effect a subdivision or consolidation of Common Shares or the payment of a Common Share dividend on Common Shares without receipt of consideration by the Company, the number of Common Shares subject to the grant (i) in the event of an increase in the number of outstanding Common Shares shall be proportionately increased and (in the case of an Option) the purchase price per Common Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Common Shares shall be proportionately reduced and (in the case of an Option) the purchase price per Common Share shall be proportionately increased, and the number of Common Shares available under Section 5 for grant shall be adjusted accordingly.

If the Company shall effect a recapitalization or other change in its capital structure, the number of Common Shares subject to an outstanding grant shall be the number and class of Common Shares to which the holder would have been entitled pursuant to the terms of such recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of Common Shares subject to the grant, and the number of Common

Shares available under Section 5 for grant shall be adjusted accordingly. If the Company is merged or consolidated with a corporation, the Committee shall make appropriate adjustments to outstanding Option and Incentive Restricted Share and Deferred Incentive Share Unit grants to give effect to the merger or consolidation on an equitable basis in terms of issuance of Common Shares of the corporation surviving the merger or the consolidated corporation.

Except as expressly provided in this Section, the issuance by the Company of Common Shares of any class or securities convertible into Common Shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants, or upon the conversion of Common Shares or obligations of the Company convertible into such Common Shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment shall be made with respect to, the number of Common Shares subject to Options previously granted or the purchase price per Common Share or the number of Incentive Restricted Common Shares or Deferred Incentive Share Units subject to a grant.

17.   Change in Control.

For purpose of this Plan, a "Change in Control" of the Company shall mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Company is then subject to such reporting requirements; provided that, without limitation, such a Change in Control shall be deemed to have occurred if (a) any "person" (as such term is used in section 13(d) and 14(d) of the Exchange Act) is or becomes "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30 percent or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years, the following persons (the "Continuing Directors") cease for any reason to constitute a majority of the Board: individuals who at the beginning of such period constitute the Board and new Directors each of whose election to the Board or nomination for election to the Board by the Company's security holders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was previously so approved; or (C) the security holders of the Company approve a merger or consolidation of the Company with any other corporation, other than (i) a merger or consolidation that would result in the voting securities of the Company outstanding immediately before the merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of such surviving entity) more than 50 percent of the combined voting power of the voting securities of the Company or of such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger of consolidation that is approved by a Board having a majority of its members persons who are Continuing Directors, of which Continuing Directors not less than two-thirds have approved the merger or consolidation; or (D) the security holders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Notwithstanding any contrary provision of this Plan, all outstanding Options shall become immediately exercisable in full upon a Change in Control. Similarly, upon a Change in Control all restrictions otherwise applicable with respect to Incentive Restricted

Shares shall lapse, the Restricted Period shall expire, and any prescribed conditions shall be deemed to be satisfied, so that the Employee to whom the Incentive Restricted Shares were granted shall be entitled to the delivery of a certificate for Common Shares, subject to satisfaction of the Company's tax withholding obligation as described in Section 12(a)(iv).

Upon a Change in Control, the Restricted Period with respect to Deferred Incentive Share Units shall expire, provided that, unless the Change in Control is a change in the ownership or effective control or of ownership of a substantial portion of the assets of the Company (within the meaning of section 409A of the Internal Revenue Code), a Change in Control shall not accelerate the time at which Deferred Incentive Share Units and other amounts credited to the Participant's account shall be paid.

If the excise tax imposed by section 4999 of the Internal Revenue Code would apply with respect to any payments to which an Employee is entitled, whether or not in connection with this Plan, and if the Employee does not have an individual agreement with the Company dealing with such excise tax, and if limiting the effect of the provisions of the preceding paragraph would result in the Employee's realization of a net amount from such payments, after taking into account income taxes and such excise taxes, that is greater than the net after-tax amount the Employee would realize from such payments if the provisions of the preceding paragraph were given full effect, then the provisions of the preceding paragraph shall be given effect to the extent, but only to the extent, required to maximize the net after-tax amount to be realized by the Employee. All determinations required to be made for the purposes of this paragraph, including determinations of the net after-tax amount realizable by the Employee, the result of giving full or limited effect to the provisions of the preceding paragraph, and whether, the extent to which, and how the effectiveness of the preceding paragraph shall be limited, shall be made by tax counsel chosen as follows: the Employee and the Company may each propose a candidate; if the Employee and the Company do not agree on a choice within 10 days of the Change in Control, the proposed candidates shall choose a third party who shall act as tax counsel; if either the Company or the Employee fails to propose a candidate within 10 days of the Change in Control, the candidate proposed by the other shall act as tax counsel. All determinations of the tax counsel so chosen shall be final and binding on the Company and the Employee. The Company shall pay all reasonable expenses of employing the tax counsel.

18.   Term of Plan; Approval of Shareholders. The Plan shall take effect, subject to the approval of the shareholders of the Company, on January 1, 2003. If shareholder approval is not obtained within twelve months of January 1, 2003, any Options, Incentive Restricted Shares, and Deferred Incentive Share Units granted under the Plan shall automatically be cancelled. The Board of Directors may terminate the Plan at any time with respect to any Common Shares for which Options or Incentive Restricted Shares have not already been granted. Unless terminated earlier by the Board of Directors, the Plan shall terminate on December 31, 2012.

19.   Amendment of Grants. The Committee may at any time unilaterally amend any outstanding Option, Incentive Restricted Share, and Deferred Incentive Share Unit to the extent the Committee determines necessary or desirable, provided, however, that an amendment that would be adverse to the interests of the holder of the Option, Incentive Restricted Share, or Deferred Incentive Unit or, with respect to an Option that is an ISO, that

would prevent the Option from qualifying as an ISO, shall not, except as provided in Section 14(b), be effective without the holder's consent.

Notwithstanding the preceding paragraph, and except as provided in Section 16 or as approved by the Company's shareholders, an Option may not be amended to reduce the purchase price and may not be cancelled and replaced with another Option having a lower purchase price.

20. <u>Amendment of Plan</u>. The Board may amend the Plan in any respect, provided, however, that without the approval of the shareholders of the Company the Board may not (i) except as provided in Section 16, increase the maximum number of Common Shares that may be issued under the Plan as set forth in Section 5 or decrease the minimum purchase price of Common Shares subject to an Option; (ii) materially increase the benefits accruing to Employees under the Plan; (iii) extend the term of the Plan; (iv) change the classes of Employees to whom Options may be granted under the Plan; (v) provide for the administration of the Plan otherwise than by a Committee composed entirely of non-employee directors; or (vi) materially increase the cost of the Plan to the Company. An amendment that would be adverse to the interests of the holder of an outstanding Option, Incentive Restricted Share, or Deferred Incentive Share Unit or, with respect to an Option that is an ISO, that would prevent the Option from qualifying as an ISO, shall not, except as provided in Section 14(b), be effective with respect to that Option, Incentive Restricted Share, or Deferred Incentive Share Unit without the holder's consent.

21. <u>No Right to Continued Employment</u>.

Nothing in the Plan or in any Option or Incentive Restricted Share or Deferred Incentive Share Unit grant pursuant to the Plan shall confer upon any Employee the right to continue in the employ of the Company or restrict the right of the Company to terminate the employment of any Employee.

22. <u>Restrictions on Issuance of Common Shares; Rights as Shareholders</u>.

Should the Board of Directors determine that the listing, registration, or qualification of Common Shares upon any securities exchange or under any state or federal law or the consent or approval of any governmental regulatory body is necessary or desirable as a condition to or in connection with the issuance or delivery of Common Shares under the Plan, no such Common Shares shall be issued or delivered unless such listing, registration, qualification, consent, or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors.

The certificates representing Common Shares issued by the Company under the Plan may bear a legend describing any restrictions on resale of such Common Shares under applicable securities laws, and stop transfer orders with respect to such certificates may be entered on the Company's stock transfer records.

An Option holder shall have no rights as a shareholder of the Company with respect to any Common Shares to be issued in connection with the exercise of an Option until the date of issuance of such Common Shares. No adjustment shall be made for dividends or other rights for which the record date precedes the date the certificate is issued.

23.   Construction.

The Plan shall be construed in accordance with the law of the State of Maryland. With respect to any Options granted under the Plan that are intended to qualify as incentive stock options as defined in section 422 of the Code, the terms of the Plan and of each incentive stock option granted pursuant to the Plan shall be construed to give effect to such intention.

24.   Satisfaction of Tax Liabilities.

The Company shall have the right to deduct or withhold an amount sufficient to satisfy federal, state, and local withholding tax requirements determined by the Company to be applicable with respect to any taxable event arising under the Plan.

Whenever under the Plan Common Shares are to be issued or delivered upon the exercise of Options, the grant of Incentive Restricted Shares, the lapse of restrictions on Incentive Restricted Shares, or payment with respect to Deferred Incentive Share Units, the Company shall have the right to require the holder of the Option or Incentive Restricted Share or Deferred Incentive Share Unit grant to remit to the Company an amount sufficient to satisfy federal, state, and local withholding tax requirements determined by the Company to be applicable before the issuance of or delivery of any certificate for such Common Shares. In the holder's discretion, such requirements shall be satisfied through the retention of Common Shares otherwise issuable or by the delivery of Common Shares to the Company by the holder (by surrender or attestation to ownership), under such terms as the Committee finds appropriate. The value of a Common Share used to satisfy withholding requirements shall be its Fair Market Value on the date the withholding obligation is calculated. The Committee may also provide that provision for the tax withholding obligation may be made, in connection with the exercise of an Option, in any manner provided pursuant to Section 7(d) for the payment of the purchase price.

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